Discovery, Inc. Announces Full Slate of Board Designees for Warner Bros. Discovery, Inc. Board designees announced in anticipation of the Q2 closing of the Discovery, Inc. and WarnerMedia combination Designees will bring deep media industry expertise, extensive qualifications, and diverse experience Samuel A. Di Piazza to become Board Chair NEW YORK – March 15, 2022 -- Discovery, Inc. (NASDAQ: DISCA, DISCB, DISCK) today announced the full slate of director designees for the combined company, Warner Bros. Discovery, Inc. (“WBD”). The directors will be elected and begin serving on the WBD Board effective at the closing of the proposed combination of Discovery, Inc. and WarnerMedia, which is expected to occur early in the second quarter of 2022. “I look forward to working alongside and benefiting from the collective experience of this group of distinguished leaders to create and grow the world’s most dynamic media entertainment company and a top-tier competitor in streaming. This Board brings diverse personal perspectives, strong track records and invaluable industry knowledge. Its stewardship will help establish the company as the premier creator of impactful storytelling across genres and platforms,” said David Zaslav, the future President & CEO of Warner Bros. Discovery. As previously disclosed, the WBD Board will consist of 13 directors, with six designated by Discovery, Inc. and seven designated by AT&T Inc (“AT&T”). The current AT&T board members being named to the WBD Board will step down from the AT&T board upon the closing of the combination. • Samuel A. Di Piazza, Board Chair, Warner Bros. Discovery, Inc. AT&T has designated Samuel A. Di Piazza, a current member of the AT&T board, as Board Chair for Warner Bros. Discovery, Inc. Mr. Di Piazza is the former Global Chief Executive Officer of PricewaterhouseCoopers International Limited. • David Zaslav, President and Chief Executive Officer, Warner Bros. Discovery, Inc. Upon closing, David Zaslav will serve as President and CEO of Warner Bros. Discovery, Inc. and will be a Discovery designee to the WBD Board. Mr. Zaslav has served as President and CEO of Discovery, Inc. since 2007. • Robert R. Bennett, a Discovery, Inc. director since 2008, and Managing Director of Hilltop Investments, LLC, a private investment company. • Li Haslett Chen, founder and CEO of Narrativ, a commerce and payments platform built for creators.

• Richard W. Fisher, former President and Chief Executive Officer of the Federal Reserve Bank of Dallas from 2005 until March 2015. • Paul A. Gould, a Discovery, Inc. director since 2008, and Managing Director and Executive Vice President at Allen & Company Incorporated, an investment banking services company. • Debra L. Lee, a current AT&T director, Chair of Leading Women Defined Foundation (a nonprofit education and advocacy organization in Los Angeles, California), and former Chair and Chief Executive Officer of BET Networks from 2006 until 2018. • Dr. John C. Malone, a Discovery, Inc. director since 2008 and chairman of the boards of Liberty Media Corporation, Liberty Broadband Corporation and Liberty Global plc. • Fazal Merchant, Senior Advisor to Sixth Street Partners and former Co-CEO of Tanium Inc., a subscription-based global cyber-security and IT management company. • Steven A. Miron, a Discovery, Inc. director since 2008, and Chief Executive Officer of Advance/Newhouse Partnership, a privately-held media company, and a senior executive officer at Advance, a private, family-held business that owns and invests in a broad range of media and technology companies. • Steven O. Newhouse, Co-President of Advance, a private, family-held business that owns and invests in companies across media, entertainment, technology, communications, education, mass participation sports and other promising growth sectors. • Paula A. Price, former Executive Vice President and Chief Financial Officer of Macy’s, Inc. • Geoffrey Y. Yang, a current AT&T director and founding partner and Managing Director of Redpoint Ventures (a global private equity and venture capital firm based in Woodside, California). ### About Discovery: Discovery, Inc. (Nasdaq: DISCA, DISCB, DISCK) is a global leader in real life entertainment, serving a passionate audience of superfans around the world with content that inspires, informs and entertains. Discovery delivers over 8,000 hours of original programming each year and has category leadership across deeply loved content genres around the world. Available in 220 countries and territories and nearly 50 languages, Discovery is a platform innovator, reaching viewers on all screens, including TV Everywhere; products such as the GO portfolio of apps; direct-to-consumer streaming services such as discovery+, Food Network Kitchen and MotorTrend OnDemand digital-first and social content from Group Nine Media; a landmark natural history and factual content partnership with the BBC; and a strategic alliance with PGA TOUR to create the international home of golf. Discovery's portfolio of premium brands includes Discovery Channel, HGTV, Food Network, TLC, Investigation Discovery, Travel Channel, MotorTrend, Animal Planet, Science Channel, and the multi-platform JV with Chip and Joanna Gaines, Magnolia Network, as well as OWN: Oprah Winfrey Network in the U.S., Discovery Kids in Latin America, and Eurosport, the leading provider of locally relevant, premium sports and Home of the Olympic Games across Europe. For more information, please visit corporate.discovery.com and follow @DiscoveryIncTV across social platforms.

Media Contact: Nathaniel Brown nathaniel_brown@discovery.com 212-548-5959 Investor Contact: Andrew Slabin andrew_slabin@discovery.com 212-548-5544 Cautionary Statement Concerning Forward-Looking Statements Information set forth in this communication, including statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Spinco, and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the registration statement on Form S-4 filed by Discovery with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement/prospectus, the proxy statement/prospectus filed by Discovery with the SEC and first mailed to Discovery stockholders on February 10, 2022, and the registration statement on Form 10 filed by Spinco with the SEC, which includes a preliminary information statement, in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward- looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It In connection with the proposed transaction, Discovery filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery. The Form S-4 was declared effective February 10, 2022 and the proxy statement/prospectus was first mailed to Discovery stockholders on February 10, 2022. In addition, Spinco filed a registration statement on Form 10 with the SEC containing a preliminary information statement. The Form 10 has not yet become effective. After the Form 10 is effective, the information statement will be made available to AT&T stockholders. The information in the preliminary information statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus, information statement or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND THE INFORMATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.